UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES OBTAINING INTERNATIONAL CREDIT RATING

Moscow, Russia – May 24, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces assigning B1 corporate family rating with a stable outlook by Moody’s.
Moody's Investors Service has today assigned a B1 corporate family rating (CFR)
to Mechel and a B1 Probability of Default Rating. Concurrently, Moody's Interfax
Rating Agency has assigned an A2.ru.ru national scale rating to the company. The outlook on the ratings is stable.
The official Moody’s release emphasizes:
“The CFR of Mechel’s reflects: 1) the company’s role as  a leading domestic steel and coal producer with strong positions in key businesses including production  of specialty steel and alloys; 2) the company’s largest coal reserve base in Russia; 3) favourable business profile results from high degree of vertical integration which ensures the stable production and to some extent preserves operating margins; the company has internal captive demand for coking coal and iron ore in steel production and for steam coal – in power generation;
4) strategic location of  its key assets close to the major steel consuming markets as well as the ownership and control of essential infrastructure including ports, rolling stock and  power plants which provide guaranteed access to export markets;  5) combination of underground and open pit mining operations with no significant concentration on any single mine mitigates the risks of interruption in coal production; 6) good disclosure and adequate corporate governance supported  by NYSE listing.”
Commenting on the rating, Stanislav Ploschenko, Mechel’s Chief Financial Officer
said:
“The obtained rating proves significant improvement of Mechel’s financial position and as a result creditworthiness of the company. The rating will help us in the ongoing optimization of our credit portfolio, in particular to decrease the cost of the debt service and further improve its structure.”
***
Mechel OAO
Ekaterina Videman
Tel.: (495) 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: May 24, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO